Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Kroger Co. (KR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Kroger Co. (KR)
Vote Yes: Item #7– Report on Reducing Use of Plastic Packaging

Annual Meeting: June 22, 2023

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Kroger Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could reduce its plastics use in alignment with the one-third reduction findings of the Pew Report, or other authoritative sources, to reduce its contribution to ocean plastics pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of single-use plastic packaging while plastic pollution grows;
•	Evaluate dramatically reducing the amount of plastic used in our packaging through transitioning to reusables; and
•	Describe how the Company can further reduce single-use packaging, including any planned reduction strategies or goals, materials redesign, substitution, or reductions in use of virgin plastic

SUMMARY

The growing plastic pollution crisis poses increasing risks to Kroger. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.1 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California,2 while the European Union has enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.3

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1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

2 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

3 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

2023 Proxy Memo The Kroger Co. | Report on Reducing Use of Plastic Packaging

Pew Charitable Trusts released a groundbreaking study, Breaking the Plastic Wave (“Pew Report”), concluding that improved recycling alone is insufficient to stem the global plastic pollution crisis and at least one-third of overall plastic use must be eliminated. The Pew Report concludes that reducing plastic use is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments to reduce and re-use plastic packaging, annual flows of plastics into oceans could nearly triple by 2040.4

Kroger has fallen behind its peers in plastic packaging reductions. Kroger is notably absent from the Ellen MacArthur Foundation’s Global Commitment to reduce plastic pollution, in which brand signatories have committed to reduce virgin plastic use by an average of 20% by 2025.5 The majority of signatories have already reduced their use of plastic packaging over a 2018 baseline.6

Unilever has taken the most significant action to date, agreeing to cut virgin plastic use by 50% by 2025, including an absolute elimination of 100,000 tons of plastic packaging. At least sixty other consumer goods and retail companies currently have goals to reduce use of virgin plastic packaging, including competitors Walmart and Target.7 Kroger has no plastic reduction goal. Starbucks, Coca-Cola, and Pepsi are also leading the industry in reducing disposable packaging, each having set new goals to expand use of zero-waste reusable packaging.

As a retail partner of the global reuse platform Loop,8 Kroger is poised to increase use of reusable packaging. Yet, it has made no commitment to make reusable packaging permanent.

Our Company could avoid regulatory, environmental, and competitive risks, and keep up with its peers by, for example, setting new commitments to reduce use of disposable virgin plastic and invest in reusable packaging.

RATIONALE FOR A YES VOTE

1.	Plastic pollution is a growing risk to companies.

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4 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

5 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

6 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2, p. 11

7 https://gc-22.emf.org/ppu/?_gl=1*1p3bi1c*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MTIyMTM1OS4xMS4xLjE2NzEyMjE0OTMuNjAuMC4w

8 https://www.thekrogerco.com/loop/

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2023 Proxy Memo The Kroger Co. | Report on Reducing Use of Plastic Packaging

2.	For the last two years, Kroger has failed to address the concerns of nearly 50% of its investors by not providing shareholders with sufficient information as to whether and how it will reduce Our Brands plastic use, exposing the Company to financial, regulatory, and reputational risk.

3.	Kroger has failed to align its packaging targets with key initiatives, such as the Ellen MacArthur Foundation New Plastics Economy Global Commitment and the Pew Report.

4.	Kroger lags peers in transitioning away from plastic packaging.

DISCUSSION

1.	Plastic pollution is a growing risk to companies.

Plastic pollution has grown to an international crisis, with increasing attention to the problem being paid by governments, media, and citizens. Leaders from 193 United Nation Member States are in the process of negotiating a global treaty to end plastic pollution; the nations are considering a mandate for legally binding plastic use reductions and recyclability to transition the global market away from disposable packaging and towards reusables.9 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.10 Twelve national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.11

Plastics in oceans fatally impact more than 800 marine species and cause up to $2.5 trillion in damage annually to marine ecosystems.12 Toxins adhere to plastics consumed by marine species, and researchers are investigating whether they transfer toxins to human diets in ways that are harmful. One study estimates that between 400,000 and 1 million people die annually in developing countries from illnesses like diarrhea, malaria, and cancers caused by living near mismanaged waste and plastic pollution which creates unsafe environments.13

Regulatory and policy actions on plastic pollution are increasing rapidly. One hundred and seventy nations have pledged to significantly reduce the use of plastics by 2030, and 27 countries have banned some form of single-use plastic.14,15 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue as expected to require them to cover the waste management costs of the packaging they produce.16 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.17 Similarly, the European Union has enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.18

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9 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

10 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

11 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

12 https://www.waste360.com/plastics/study-puts-economic-social-cost-ocean-plastic-pollution

13 https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

14 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

15 https://www.businessinsider.com/plastic-bans-around-the-world-2019-4

16 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

17 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

18 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

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2023 Proxy Memo The Kroger Co. | Report on Reducing Use of Plastic Packaging

In light of these risks, the most viable solution to the plastic crisis requires absolute reductions in global plastic use. Even if all current major industry and government commitments to date are met, annual plastic flows to the ocean would only fall by 7%.19 Corporate goals to address plastic pollution have historically focused on improved recyclability and use of recycled content, yet as indicated in the Pew Report, reduction of plastic production and use results in, “...the biggest reduction in plastic pollution, often represents a net savings, and provides the highest mitigation opportunity in [greenhouse gas] emissions.”20 The Pew Report concludes, ”Upstream solutions that aim to reduce or substitute plastic use are critical and should be prioritized”21 amid an integrated plastic pollution solutions approach throughout the plastics lifecycle to limit adverse social or environmental effects.

2.	For the last two years, Kroger has failed to address the concerns of nearly 50% of its investors by not providing shareholders with sufficient information as to whether and how it will reduce Our Brands plastic use, exposing the Company to financial, regulatory, and reputational risk.

In 2021, 50% of investors representing shares worth $10.2 billion supported a proposal filed by As You Sow asking Kroger to assess and disclose how much of its packaging escapes into the environment; disclose the Company’s strategies or goals to reduce use of plastic packaging; and evaluate opportunities for dramatically reducing the amount of plastic used in Our Brands packaging.22 Kroger did not respond with an intent nor a description of how it would take these requested actions on plastic packaging, leading As You Sow to re-file the resolution in 2022. The re-filed proposal received significant support for a second year in a row with nearly 40% of investors requesting that the Company take new action to reduce its overall use of plastic packaging.23

Despite the risks created by plastic pollution and despite these shareholder votes, Kroger has failed to articulate a quantifiable goal to reduce its overall use of plastic packaging – the most viable solution from environmental, economic, and social perspectives.24 Instead, the Company has only a non-plastic-specific statement of intent to reduce unnecessary packaging and a commitment to make its packaging recyclable, compostable, or reusable by 2030.

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19 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 30

20 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 45

21 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

22 https://www.asyousow.org/press-releases/2021/6/29/kroger-shareholders-support-proposal-cuts-single-use-plastic

23 https://www.asyousow.org/resolutions/2022/01/12-kroger-sustainable-packaging-policies-for-plastic

24 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

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2023 Proxy Memo The Kroger Co. | Report on Reducing Use of Plastic Packaging

However, a commitment relying heavily on recycling plastic fails to address investors’ concerns about plastic pollution and the absolute reduction of plastic use. Only 9% of plastic is recycled,25 meaning that recyclable plastic packaging is about as likely to become plastic pollution as is non-recyclable plastic packaging. As described above, companies must prioritize using less plastic overall to reduce risks posed by plastic packaging pollution.

In late 2022, Kroger also published new packaging data.26 Yet this too is inadequate to address investors’ concerns and respond meaningfully to the plastic pollution crisis. For instance, unlike many of its peers who have collected robust data on their plastic packaging usage, Kroger’s report relies heavily on estimates, with a stated intent to collect actual data by 2030. Absent a real effort to collect data on a timeframe that matches the urgency of the plastic pollution crisis, Kroger’s packaging data report fails to adequately inform investors of the packaging risks faced by the Company. Likewise, the lack of real data prevents Kroger from taking meaningful, informed action to address those risks, unlike its peers.

3.	Kroger has failed to align its packaging targets with key initiatives, such as the Ellen MacArthur Foundation New Plastics Economy Global Commitment and the Pew Report.

The Pew Report finds that corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one-third. Kroger previously set and achieved a weight-based plastic reduction goal. However, because the goal was not calculated as a percentage of overall plastic use (as the Company is only now conducting an actual data gathering process), the achievement of that goal does not necessarily mean that the Company is using less plastic today than it was prior to the goal. Kroger must embrace “peak plastic” as other companies have done – wherein a company’s growth and its use of plastic are decoupled – and commit to permanently reducing the amount of plastic packaging it uses.

However, Kroger is notably absent from participation in the largest pre-competitive corporate movement to address plastic packaging pollution – the Ellen MacArthur Foundation New Plastics Economy Global Commitment (“Global Commitment”). More than 200 participating companies have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including significant efforts to fulfill the Pew Report recommendations, such as transitioning to package-free and refillable formats and reducing single-use plastic packaging.27

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25 https://www.oecd.org/environment/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

26 https://www.thekrogerco.com/esgreport/

27 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

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2023 Proxy Memo The Kroger Co. | Report on Reducing Use of Plastic Packaging

Kroger has adopted a goal for Our Brands packaging of all materials to be recyclable, reusable, or compostable by 2030, a timeline that – even if recycling was adequate to address the plastic crisis – lags its Global Commitment peers by five years. The Company has a goal to incorporate 10% recycled content into packaging overall but lacks a plastic-packaging-specific recycled content goal. This type of “blended” goal obscures actual recycled content use across priority materials like plastic, as companies can solely incorporate recycled content into more readily incorporable materials like paper and claim success in their goal despite zero recycled content use in plastic packaging. All Global Commitment corporate signatories have adopted plastic-specific recycled content goals to promote transparency and accountability.

4.	Kroger lags peers in transitioning away from plastic packaging.

Kroger was one of the lowest scoring companies in As You Sow’s 2021 Corporate Plastic Pollution Scorecard (“Plastic Scorecard”), receiving a “D” grade.28 The Plastic Scorecard rated 50 of the largest fast-moving consumer goods companies across 44 metrics evaluating action to prevent plastic packaging pollution. Kroger's low grade in the Plastic Scorecard was determined, in part, by the Company’s lack of a recycled plastic content goal and a reusable packaging goal, and Kroger’s 2030 timelines for existing goals, as most peer companies aim to achieve similar packaging goals by 2025.

Competitor Walmart recently announced that in the next three years the company will reduce its total virgin plastic use by 15%. Partly due to this commitment, Walmart was ranked as the top scoring retailer – and one of the top five companies – in As You Sow’s Plastic Scorecard. Kroger is severely behind its peers in taking necessary plastic pollution prevention measures such as assessing overall plastic use, setting a commitment to comprehensively reduce its overall plastic packaging use, and pledging to explore permanent reusable packaging alternatives.

In contrast, Starbucks is actively embracing reusable packaging with new global reusable container initiatives for takeaway and in-store,29 while Coca-Cola and Pepsi have made commitments to increase sales in reusable and refillable containers. Coca-Cola has committed to the largest reusable packaging goal to date, pledging to sell 25% of product by volume in reusables by 2030,30 and Pepsi has committed to sell 20% of beverage servings in reusables by 2030.31 As a retail partner of the global reuse platform Loop, Kroger has made a positive first step towards exploring reusable packaging, yet the Company has made no public commitment to make reusable packaging a permanent offering.

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28 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

29 https://stories.starbucks.com/stories/2022/starbucks-global-environmental-and-social-impact-report-2021/

30 https://www.coca-colacompany.com/news/coca-cola-announces-industry-leading-target-for-reusable-packaging

31 https://www.pepsico.com/our-stories/press-release/pepsico-introduces-new-packaging-goal-doubling-down-on-scaling-reusable-packagin12052022

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2023 Proxy Memo The Kroger Co. | Report on Reducing Use of Plastic Packaging

RESPONSE TO KROGER BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the Company’s opposition statement, Kroger cites one-time packaging material reductions or improvements and its existing goals on packaging. For the reasons described above, the Company’s existing actions are simply not enough to reduce the financial, regulatory, and reputational risks associated with the Company’s use of plastic.

Kroger must commit to a holistic evaluation of opportunities to reduce its plastic packaging use, including an expedited assessment of the Company’s packaging footprint – a data point that most peer companies have had for years. The Company’s existing sustainable packaging goals for 2030 are already five years behind competitors and fail to focus on plastic packaging.

As seen in commitments by peers and as shown by the Plastic Scorecard, Kroger's actions to prevent plastic pollution are severely underperforming. Most critically, the Company has no goal for overall plastic reduction, nor a goal to rapidly accelerate package-free and reusable packaging alternatives as outlined in the Global Commitment and the Pew Report.

CONCLUSION

Vote “Yes” on this Shareholder Proposal to publish a report on opportunities to reduce plastic packaging and mitigate plastic packaging pollution. For two years, Kroger has failed to address the concerns of nearly 50% of its shareholders who voted for greater reporting and action from our Company. By failing to meaningfully evaluate the range of opportunities available to feasibly mitigate its contributions to plastic pollution, Kroger has fallen behind peers like Walmart and is increasingly being identified by consumers and shareholders as a significant contributor to the plastic pollution crisis. Accordingly, our Company is vulnerable to reputational damage and the increasing costs of regulation designed to protect oceans and people harmed by plastic pollution. We urge a “Yes” vote on this resolution.

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For questions, please contact:

Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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